

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Jason Meggs
Chief Financial Officer
Syneos Health, Inc.
1030 Sync Street
North Carolina 27560-5468

> **Re: Syneos Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 20, 2020**
> **Form 8-K Furnished October 29, 2020**
> **File No. 001-36730**

Dear Mr. Meggs:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services